November 5, 2024

Alan Day
Chief Executive Officer
Nevada Canyon Gold Corp.
5655 Riggins Court , Suite 15
Reno, NV 89502

       Re: Nevada Canyon Gold Corp.
           Registration Statement on Form S-1
           Filed October 25, 2024
           File No. 333-282833
Dear Alan Day:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Callie Tempest Jones, Esq.